Exhibit 99.5

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

Encana Corporation

1800, 855-2nd Street SW

Calgary, Alberta T2P 2S5

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of the name DeGolyer and MacNaughton and reference to our name and our reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves and contingent resources as of December 31, 2010, and the information contained in our Report, as described or incorporated by reference in Encana Corporation’s Registration Statement on Form F-9 (File No. 333-165626), filed with the United States Securities and Exchange Commission.

Very truly yours

/s/ DeGolyer and MacNaughton
DeGOLYER AND MacNAUGHTON
Texas Registered Engineering Firm F-716
November 8, 2011